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Exhibit 12.1

Nokia Corporation

Computation of ratio of earnings to fixed charges

	Year ended December 31,
	2003	2004	2005	2006	2007
	(EUR millions, except ratios)
Pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	5,294	4,705	4,971	5,723	8,268

Fixed charges:
Interest expense on financial liabilities carried at amortised cost	25	22	18	22	43
Interest portion of rental expense (33%)(1)	95	79	87	95	109

Total fixed charges	120	101	105	117	152

Pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees plus fixed charges	5,414	4,806	5,076	5,840	8,420

Ratio of earnings to fixed charges	45.1	47.7	48.2	49.9	55.3

(1)
Represents an appropriate interest factor.

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  Exhibit 12.1